BIOMASS SECURE POWER INC.
40218 Wellsline Road, Abbotsford, British Columbia
Canada V3G 2K7

January 13, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention: Lyn Shenk, Branch Chief

Dear Sirs/Mesdames:

Re:	Biomass Secure Power Inc. (the Company) Form 10-K for Fiscal Year Ended June 30, 2010 Filed December 15, 2010 (the Annual Report) File No. 333-70836

The Company writes in response to your letter of January 3, 2012 and John Stickels letter dated September 9, 2011 to Jim Carroll, President of the Company, with respect to the Annual Report. Our responses are numbered in a manner that corresponds with your comments as set out in Mr. Stickels letter of September 9, 2011.

1.	We note your disclosure that your common stock is registered under Section 12(g) of the Exchange Act. However, we are unable to find a Form 10 or Form 8-A. Please advise. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11.

Response

The Company proposes to file a registration statement on Form 8-A to register its securities under Section 12(g) of the Securities and Exchange Act of 1934 immediately after filing its annual report on Form 20-F for June 30, 2011.

2.	We note your response to our prior comment two that your current management is unaware of a stock option plan that was approved on March 24, 2004, that it has since determined that all of the options described under the plan were fully issued and that your board of directors intends to pass a resolution to cancel all outstanding stock option plans. Please confirm that in future filings you will include a risk factor that addresses the risks associated with the potential that there are outstanding options that you are unaware of and that, because you no longer have a copy of the plan that such options were granted under, you are unaware of the terms of this plan.

Response

The Company confirms that it will adjust future filings accordingly.

3.	We note your disclosure in footnote 1 of your summary compensation table on page 28 that [d]uring the 2009 fiscal year, the Company issued 28,155,555 common shares in settlement of $126,700 of accrued management fees due to Mr. Carroll for the year 2009 and 2008. Please confirm that in future filings you will provide the date that such shares were issued and that you will clearly distinguish the amounts that were given as compensation for 2009 and 2008.

Response

The Company confirms that it will adjust future filings accordingly.

4.	We note your disclosure on page 31 that, [d]uring the year ended June 30, 2010, you were charged by and recorded management, consulting and directors fees totalling $208,475 (2009-$183,049). Please disclose in your director compensation table or advise.

Response

The Company confirms that Mr. Klassen and Mr. Kownacki did not receive any fees during the year ended June 30, 2010 and the table on page 31 is accurate. The reference to directors fees relates to directors fees charged by James Carroll, George Pappas, and Andrew Burns. The Company confirms that it will adjust future filings to reflect that compensation charged by named executive officers for their role as directors of the Company in the summary compensation table and provide a footnote identifying and itemizing such compensation and amounts.

5.	We note your response to our prior comment 10 and reissue in part. It does not appear that the exhibit that you reference contains your articles of incorporation. Please confirm that in future filings you will include your articles of incorporation as an exhibit to your annual report.

Response

The Company confirms that it will adjust future filings accordingly.

6.	We note your disclosure in your Form 10-K that James Carroll is your chief executive officer and chief financial officer. However, your Exhibits 31.1, 31.2, 32.1 and 32.2 indicate that Murray Swales is your chief financial officer. Please advise as to when Mr. Swales became your chief financial officer. To the extent that Mr. Swales is now your principal financial officer and/or principal accounting officer, please revise the signature page to your Form 10-K accordingly and refile.

Response

Mr. Swales became the Chief Financial Officer of the Company on May 1, 2011. The Company mistakenly thought that Mr. Swales needed to sign the certificate but not the Annual Report. The Company submits that Mr. Swales signature on the certifications should be sufficient for the filing of the Annual Report. The Company confirms that it will adjust future filings to have Mr. Swales sign the interim or annual report as well as the certifications.

Should you have any questions, please do not hesitate to contact the Companys legal counsel: Clark Wilson LLP, Attn: Ethan Minsky, at (604) 643-3151.

Yours truly,

BIOMASS SECURE POWER INC.

/s/ Jim Carroll Jim Carroll President, and Director